Exhibit 99.1

Stellantis Discontinues Hydrogen Fuel Cell Technology
Development Program

•As the hydrogen market is showing no development prospect at mid-term, Stellantis has decided to discontinue its hydrogen fuel cell technology development program.

•Series production of hydrogen-powered Pro One vans in Hordain, France, and Gliwice, Poland, ends.

•Stellantis is discussing alternatives for Symbio with its partners.

AMSTERDAM, July 16, 2025 – Stellantis today announced its decision to discontinue its hydrogen fuel cell technology development program. Due to limited availability of hydrogen refueling infrastructure, high capital requirements, and the need for stronger consumer purchasing incentives, the Company does not anticipate the adoption of hydrogen-powered light commercial vehicles before the end of the decade.

As a result, Stellantis will no longer launch its new range of hydrogen-powered Pro One vehicles this year. Serial production was scheduled to start this summer in Hordain, France (medium-sized vans) and Gliwice, Poland (large vans).

“In a context where the Company is mobilizing to respond to demanding CO2 regulations in Europe, Stellantis has decided to discontinue its hydrogen fuel cell technology development program,” explains Jean-Philippe Imparato, Chief Operating Officer for Enlarged Europe. “The hydrogen market remains a niche segment, with no prospects of mid-term economic sustainability. We must make clear and responsible choices to ensure our competitiveness and meet the expectations of our customers with our electric and hybrid passenger and light commercial vehicles offensive.”

This decision will not impact staffing at Stellantis’ production sites. R&D activities related to hydrogen technology will be redirected to other projects.

The current state of the hydrogen segment also presents financial challenges for various stakeholders. In this context, Stellantis has initiated discussions with the shareholders of Symbio to evaluate the current market consequences and to preserve the best interests of Symbio, in line with their respective obligations.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Alessandro NARDIZZI +39 338 623 90 46 – alessandro.nardizzi@stellantis.com
communications@stellantis.com
www.stellantis.com